UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: January 7, 2015

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-200212).

This Form 6-K consists of the legal opinions which appear immediately following this page.

Homburger AG

Prime Tower

Hardstrasse 201 | CH–8005 Zurich

P.O. Box 314 | CH–8037 Zurich

T +41 43 222 10 00

F +41 43 222 15 00

lawyers@homburger.ch

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

December 23, 2014 HAD | OEB

313423 | 3271600_2.docx

UBS AG - Registration Statement for Debt Securities and Warrants

(Issue Dates August 18, 2014 to August 22, 2014)

Ladies and Gentlemen:

We, Homburger AG, have acted as special Swiss counsel to UBS AG, a corporation organized under the laws of Switzerland (the Company), in connection with the issuance by the Company, acting through its London branch (the Issuing Branch), of the securities specified in Annex 1 (collectively, the Securities) pursuant to the Company’s registration statement on Form F-3 (Registration no. 333-178960) filed with the U.S. Securities and Exchange Commission on January 11, 2012 (the Registration Statement). As such special Swiss counsel, we have been requested to give our opinion as to certain matters of Swiss law relating to the Securities.

Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

I.	Basis of Opinion

This opinion is confined to and given on the basis of the laws of Switzerland in force at the date hereof. Such laws and the interpretation thereof are subject to change. In the absence of explicit statutory law, we base our opinion solely on our independent professional judgment. This opinion is also confined to the matters stated herein and the Documents (as defined below), and is not to be read as extending, by implication or otherwise, to any agreement or document referred to in any of the Documents or any other matter.

For purposes of this opinion we have not conducted any due diligence or similar investigation as to factual circumstances, which are or may be referred to in the Documents, and we express no opinion as to the accuracy of representations and warranties of facts set out in the Documents or the factual background assumed therein.

For the purpose of giving this opinion, we have only examined originals or copies of the following documents (collectively, the Documents):

(i)	an electronic copy of the Registration Statement;

(ii)	an electronic copy of each of (i) the Indenture dated as of November 21, 2000, between UBS AG and U.S. Bank Trust National Association, as Trustee, as amended and supplemented by the First Supplemental Indenture dated as of February 28, 2006, between UBS AG and U.S. Bank Trust National Association, as Trustee and (ii) the Warrant Indenture dated as of July 22, 2004, between UBS AG and U.S. Bank Trust National Association, as Trustee (the Indenture);

(iii)	an electronic copy of the Amended and Restated Distribution Agreement dated November 17, 2006, among UBS AG and UBS Securities LLC and UBS Financial Services Inc., as Agents (the Distribution Agreement);

(iv)	electronic copies of the articles of association (Statuten) of the Company, in the version dated as of February 22, 2011 (the 2011 Articles), in the version dated May 3, 2012 (the 2012 Articles) and the version dated as of May 7, 2014 (the Articles);

(v)	an electronic copy of the resolutions of the Group Treasurer of the Company, dated as of December 9, 2011 (the 2011 Resolutions) and dated as of May 8, 2014 (the 2014 Resolutions and, together with the 2011 Resolutions, the Resolutions);

(vi)	electronic copies of the organizational regulations (Organisationsreglement) of the Company, including Annex B “Responsibilities and Authorities” thereto, in the version dated as of August 1, 2010 (the 2010 Organizational Regulations), and the version dated as of January 1, 2013 (the 2013 Organizational Regulations);

(vii)	an electronic copy of the “Business Regulations Corporate Center” in the version effective as of March 2, 2010 (the 2010 Business Regulations), in the version effective as of February 20, 2013 (the 2012 Business Regulations) and in the version effective as of March 26, 2014 (the 2014 Business Regulations and, together with the 2013 Organizational Regulations, the Internal Regulations);

(viii)	electronic copies of the “Corporate Center Delegation of Authorities”, in the version effective as of February 2, 2010 (the 2010 Delegation), in the version effective as of March 15, 2012 (the 2012 Delegation) and the “Delegations of Authorities for Corporate Center” valid from March 26, 2014 (the Delegation);

(ix)	an electronic copy of the Group Policy on Signing Authority 1-P-000052, Category: Legal, Compliance, Governance and Ethics, valid from July 17, 2007 / version approved August 28, 2012 / version of September 17, 2012 (the Signing Authority Policy);

(x)	an electronic copy of (A) the email dated November 1, 2011, from Gordon Kiesling to Chul Chung, IB General Counsel, attaching the memo dated November 1, 2011 (the Memo), from Gordon Kiesling to Chul Chung, IB General Counsel, regarding the request for use of digital signatures in global securities, and (B) the email from Chul Chung, IB General Counsel, to Gordon Kiesling approving the Memo (collectively, the Digital Signature Approval);

(xi)	an electronic copy of an Officers’ Certificate, executed and delivered pursuant to section 301 of the Indenture, dated May 9, 2014, including Annex A and Annex B thereto, establishing the terms of UBS’ Medium-Term Notes, Series A (the May 2014 Authorized Officers’ Certificate);

(xii)	an electronic copy of an Officers’ Certificate, executed and delivered pursuant to section 301 of the Warrant Indenture, dated July 31, 2014, including Annex A and Annex B thereto, establishing the terms of UBS’ Universal Warrants (the July 2014 Authorized Officers’ Certificate and, together with the May 2014 Authorized Officers’ Certificate, the Authorized Officer’s Certificates);

(xiii)	an electronic copy of

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated August 18, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated August 19, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated August 20, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated August 21, 2014, and

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated August 22, 2014,

(collectively, the Opinion Backup Certificates);

(xiv)	an electronic copy of

•	(a) a Written Statement and Instructions of Authorized Persons dated August 18, 2014, including Annex A, setting forth the terms of the USD 2,137,000 Bearish Contingent Participation Autocallable Optimization Securities due August 24, 2015 (Linked to the inverse performance of Corn Futures Contracts) CUSIP 90273L179, (b) a Determination of an Authorized Person dated August 18, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Airbag Yield Optimization Notes due February 19, 2016 (Linked to the performance of the common stock of Coach, Inc.) CUSIP 90273J414, (c) a Determination of an Authorized Person dated August 18, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Airbag Yield Optimization Notes due February 19, 2015 (Linked to the performance of the American depositary shares of Petróleo Brasileiro S.A.) CUSIP 90273J406, (d) a Determination of an Authorized Person dated August 18, 2014, including Annex A, setting forth the terms of the USD 280,000.00 Contingent Absolute Return Autocallable Optimization Securities due February 23, 2016 (Linked to the performance of the common stock of Cobalt International Energy, Inc.) CUSIP 90273J430, (e) a Determination of an Authorized Person dated August 18, 2014, including Annex A, setting forth the terms of the USD 300,000.00 Trigger Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the American depositary shares of Petróleo Brasileiro S.A.) CUSIP 90273J323, (f) a Determination of an Authorized Person dated August 18, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the common stock of Cobalt International Energy, Inc.) CUSIP 90273J281, (g) a Determination of an Authorized Person dated August 18, 2014, including Annex A, setting forth the terms of the USD 600,000.00 Trigger Phoenix Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the common stock of Delta Air Lines, Inc.) CUSIP 90273J422, (h) a Determination of an Authorized Person dated August 18, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the common stock of Expedia Inc.) CUSIP 90273J273, (i) a Determination of an Authorized Person dated August 18, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90273J299, (j) a Determination of an Authorized Person dated August 18, 2014, including Annex A, setting forth the terms of the USD 136,000.00 Trigger Phoenix Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273J257, (k) a Determination of an Authorized Person dated August 18, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the common stock of Fortinet, Inc.) CUSIP 90273J307, (l) a Determination of an Authorized Person dated August 18, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the common stock of LinkedIn Corporation) CUSIP 90273J315, (m) a Determination of an Authorized Person dated August 18, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the common stock of Medivation, Inc.) CUSIP 90273J380, (n) a Determination of an Authorized Person dated August 18, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90273J331, (o) a Determination of an Authorized Person dated August 18, 2014, including Annex A, setting forth the terms of the USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due February 23, 2016 (Linked to the performance of the common stock of salesforce.com, inc.) CUSIP 90273J265, (p) a Determination of an Authorized Person dated August 18, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the common stock of Seattle Genetics, Inc.) CUSIP 90273J349, (q) a Determination of an Authorized Person dated August 18, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the common stock of ServiceNow, Inc.) CUSIP 90273J356, (r) a Determination of an Authorized Person dated August 18, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273J364, (s) a Determination of an Authorized Person dated August 18, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273J398, (t) a Determination of an Authorized Person dated August 18, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the common stock of Vertex Pharmaceuticals Incorporated) CUSIP 90273J372 and (u) a Determination of an Authorized Person dated August 18, 2014, including Annex A, setting forth the terms of the USD 169,962.43 Trigger Yield Optimization Notes due August 18, 2015 (Linked to the performance of the common stock of BlackBerry Limited) CUSIP 90273J448,

•	(a) a Determination of an Authorized Person dated August 19, 2014, including Annex A, setting forth the terms of the USD 298,000.00 Trigger Phoenix Autocallable Optimization Securities due August 21, 2015 (Linked to the performance of the common stock of Cree, Inc.) CUSIP 90273J497, (b) a Determination of an Authorized Person dated August 19, 2014, including Annex A, setting forth the terms of the USD 217,000.00 Trigger Phoenix Autocallable Optimization Securities due August 21, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90273J588, (c) a Determination of an Authorized Person dated August 19, 2014, including Annex A, setting forth the terms of the USD 215,000.00 Trigger Phoenix Autocallable Optimization Securities due February 23, 2016 (Linked to the performance of the shares of Market Vectors® Junior Gold Miners ETF) CUSIP 90273J547, (d) a Determination of an Authorized Person dated August 19, 2014, including Annex A, setting forth the terms of the USD 101,000.00 Trigger Phoenix Autocallable Optimization Securities due August 21, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90273J521, (e) a Determination of an Authorized Person dated August 19, 2014, including Annex A, setting forth the terms of the USD 300,000.00 Trigger Phoenix Autocallable Optimization Securities due August 21, 2015 (Linked to the performance of the American depositary shares of Petróleo Brasileiro S.A.) CUSIP 90273J463, (f) a Determination of an Authorized Person dated August 19, 2014, including Annex A, setting forth the terms of the USD 280,000.00 Trigger Phoenix Autocallable Optimization Securities due August 21, 2015 (Linked to the performance of the common stock of Rackspace Hosting, Inc.) CUSIP 90273J505, (g) a Determination of an Authorized Person dated August 19, 2014, including Annex A, setting forth the terms of the USD 123,500.00 Trigger Phoenix Autocallable Optimization Securities due August 22, 2016 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273J471, (h) a Determination of an Authorized Person dated August 19, 2014, including Annex A, setting forth the terms of the USD 105,500.00 Trigger Phoenix Autocallable Optimization Securities due August 22, 2016 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273J513, (i) a Determination of an Authorized Person dated August 19, 2014, including Annex A, setting forth the terms of the USD 188,000.00 Trigger Phoenix Autocallable Optimization Securities due February 23, 2016 (Linked to the performance of the common stock of United Rentals, Inc.) CUSIP 90273J539, (j) a Determination of an Authorized Person dated August 19, 2014, including Annex A, setting forth the terms of the USD 189,000.00 Trigger Phoenix Autocallable Optimization Securities due February 23, 2016 (Linked to the performance of the common stock of Vertex Pharmaceuticals Incorporated) CUSIP 90273J554, (k) a Determination of an Authorized Person dated August 19, 2014, including Annex A, setting forth the terms of the USD 270,000.00 Trigger Phoenix Autocallable Optimization Securities due August 22, 2016 (Linked to the performance of the common stock of Walgreen Co.) CUSIP 90273J455, (l) a Determination of an Authorized Person dated August 19, 2014, including Annex A, setting forth the terms of the USD 109,972.00 Trigger Yield Optimization Notes due August 19, 2015 (Linked to the performance of the common stock of BlackBerry Limited) CUSIP 90273J562, (m) a Determination of an Authorized Person dated August 19, 2014, including Annex A, setting forth the terms of the USD 224,959.76 Trigger Yield Optimization Notes due August 19, 2015 (Linked to the performance of the common stock of Cliffs Natural Resources Inc.) CUSIP 90273J570, (n) a Determination of an Authorized Person dated August 19, 2014, including Annex A, setting forth the terms of the USD 484,694.28 Trigger Yield Optimization Notes due August 19, 2015 (Linked to the performance of the common stock of Cree, Inc.) CUSIP 90273J489 and (o) a Determination of an Authorized Person dated August 19, 2014, including Annex A, setting forth the terms of the USD 99,978.19 Trigger Yield Optimization Notes due August 19, 2015 (Linked to the performance of the shares of Market Vectors® Junior Gold Miners ETF) CUSIP 90273J596,

•	(a) a Determination of an Authorized Person dated August 20, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Contingent Absolute Return Autocallable Optimization Securities due August 24, 2015 (Linked to the performance of the shares of Market Vectors® Junior Gold Miners ETF) CUSIP 90273N233, (b) a Determination of an Authorized Person dated August 20, 2014, including Annex A, setting forth the terms of the USD 136,000.00 Contingent Absolute Return Autocallable Optimization Securities due August 24, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273N241, (c) a Determination of an Authorized Person dated August 20, 2014, including Annex A, setting forth the terms of the USD 207,500.00 Trigger Phoenix Autocallable Optimization Securities due August 22, 2016 (Linked to the performance of the common stock of Cummins Inc.) CUSIP 90273N217, (d) a Determination of an Authorized Person dated August 20, 2014, including Annex A, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due August 24, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90273N126, (e) a Determination of an Authorized Person dated August 20, 2014, including Annex A, setting forth the terms of the USD 260,960.00 Trigger Phoenix Autocallable Optimization Securities due August 24, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90273N209, (f) a Determination of an Authorized Person dated August 20, 2014, including Annex A, setting forth the terms of the USD 177,300.00 Trigger Phoenix Autocallable Optimization Securities due August 24, 2015 (Linked to the performance of the common stock of First Solar, Inc.) CUSIP 90273N167, (g) a Determination of an Authorized Person dated August 20, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due February 23, 2016 (Linked to the performance of the common stock of Genworth Financial, Inc.) CUSIP 90273N175, (h) a Determination of an Authorized Person dated August 20, 2014, including Annex A, setting forth the terms of the USD 195,900.00 Trigger Phoenix Autocallable Optimization Securities due August 24, 2015 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90273N183, (i) a Determination of an Authorized Person dated August 20, 2014, including Annex A, setting forth the terms of the USD 224,920.00 Trigger Phoenix Autocallable Optimization Securities due August 24, 2015 (Linked to the performance of the common stock of Medivation, Inc.) CUSIP 90273N142, (j) a Determination of an Authorized Person dated August 20, 2014, including Annex A, setting forth the terms of the USD 128,000.00 Trigger Phoenix Autocallable Optimization Securities due August 24, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90273N191, (k) a Determination of an Authorized Person dated August 20, 2014, including Annex A, setting forth the terms of the USD 299,140.00 Trigger Phoenix Autocallable Optimization Securities due August 24, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273N159, (l) a Determination of an Authorized Person dated August 20, 2014, including Annex A, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due August 24, 2015 (Linked to the performance of the common stock of United Rentals, Inc.) CUSIP 90273N100, (m) a Determination of an Authorized Person dated August 20, 2014, including Annex A, setting forth the terms of the USD 180,000.00 Trigger Phoenix Autocallable Optimization Securities due February 23, 2016 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273N134, (n) a Determination of an Authorized Person dated August 20, 2014, including Annex A, setting forth the terms of the USD 269,896.55 Trigger Yield Optimization Notes due August 20, 2015 (Linked to the performance of the shares of Market Vectors® Junior Gold Miners ETF) CUSIP 90273N225, (o) a Written Statement and Instructions of Authorized Persons dated August 20, 2014, including Annex A, setting forth the terms of the USD 275,952.30 Call Warrants due August 18, 2017 (Linked to the S&P 500® Index) CUSIP 90273L187, (p) a Written Statement and Instructions of Authorized Persons dated August 20, 2014, including Annex A, setting forth the terms of the USD 34,982.10 Call Warrants due August 18, 2017 (Linked to the S&P 500® Index) CUSIP 90273L195, (q) a Written Statement and Instructions of Authorized Persons dated August 20, 2014, including Annex A, setting forth the terms of the USD 954,000 Contingent Absolute Return Autocallable Optimization Securities due August 24, 2015 (Linked to the common stock of E*TRADE Financial Corporation) CUSIP 90273L245, Annex B, setting forth the terms of the USD 4,162,500 Contingent Absolute Return Autocallable Optimization Securities due August 24, 2015 (Linked to the common stock of Expedia, Inc.) CUSIP 90273L237, Annex C, setting forth the terms of the USD 1,279,000 Contingent Absolute Return Autocallable Optimization Securities due August 24, 2015 (Linked to the American depositary shares of Petróleo Brasileiro S.A.) CUSIP 90273L252 and Annex D, setting forth the terms of the USD 7,493,280 Contingent Absolute Return Autocallable Optimization Securities due August 24, 2015 (Linked to the common stock of United Continental Holdings, Inc.) CUSIP 90273L229, (r) a Written Statement and Instructions of Authorized Persons dated August 20, 2014, including Annex A, setting forth the terms of the USD 5,268,000 Contingent Income Auto-Callable Securities due August 20, 2019 (Linked to the worst performing index between the EURO STOXX 50® Index, the S&P 500® Index and the TOPIX Index®) CUSIP 90273L138, (s) a Written Statement and Instructions of Authorized Persons dated August 20, 2014, including Annex A, setting forth the terms of the USD 7,914,010 Contingent Income Auto-Callable Securities due August 20, 2019 (Linked to the worst performing index between the EURO STOXX® Banks Index, the MSCI® Emerging Markets IndexSM and the Russell 2000® Index) CUSIP 90273L161 and (t) a Written Statement and Instructions of Authorized Persons dated August 20, 2014, including Annex A, setting forth the terms of the USD 8,640,860 Trigger Phoenix Autocallable Optimization Securities due August 21, 2019 (Linked to the common stock of Apple Inc.) CUSIP 90273L211 and Annex B, setting forth the terms of the USD 6,795,400 Trigger Phoenix Autocallable Optimization Securities due August 21, 2019 (Linked to the common stock of Yahoo! Inc.) CUSIP 90273L203,

•	(a) a Determination of an Authorized Person dated August 21, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due August 25, 2015 (Linked to the performance of the common stock of Nuance Communications, Inc.) CUSIP 90273N258 and (b) a Determination of an Authorized Person dated August 21, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 25, 2015 (Linked to the performance of the common stock of Seattle Genetics, Inc.) CUSIP 90273N266, and

•	(a) a Determination of an Authorized Person dated August 22, 2014, including Annex A, setting forth the terms of the USD 335,000.00 Airbag Yield Optimization Notes due August 24, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273N282, (b) a Determination of an Authorized Person dated August 22, 2014, including Annex A, setting forth the terms of the USD 230,000.00 Airbag Yield Optimization Notes due August 24, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273N308, (c) a Determination of an Authorized Person dated August 22, 2014, including Annex A, setting forth the terms of the USD 125,000.00 Airbag Yield Optimization Notes due August 24, 2015 (Linked to the performance of the common stock of Medivation, Inc.) CUSIP 90273N449, (d) a Determination of an Authorized Person dated August 22, 2014, including Annex A, setting forth the terms of the USD 130,000.00 Trigger Autocallable Optimization Securities due August 26, 2016 (Linked to the performance of the common stock of Apple Inc.) CUSIP 90273N290, (e) a Determination of an Authorized Person dated August 22, 2014, including Annex A, setting forth the terms of the USD 130,000.00 Trigger Autocallable Optimization Securities due August 26, 2016 (Linked to the performance of the shares of Market Vectors® Gold Miners ETF) CUSIP 90273N365, (f) a Determination of an Authorized Person dated August 22, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2016 (Linked to the performance of the common stock of Apple Inc.) CUSIP 90273N381, (g) a Determination of an Authorized Person dated August 22, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2016 (Linked to the performance of the common stock of Applied Materials, Inc.) CUSIP 90273N399, (h) a Determination of an Authorized Person dated August 22, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2016 (Linked to the performance of the common stock of Autodesk, Inc.) CUSIP 90273N407, (i) a Determination of an Authorized Person dated August 22, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2016 (Linked to the performance of the common stock of Celgene Corporation) CUSIP 90273N415, (j) a Determination of an Authorized Person dated August 22, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2016 (Linked to the performance of the common stock of F5 Networks, Inc.) CUSIP 90273N431, (k) a Determination of an Authorized Person dated August 22, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 26, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90273N332, (l) a Determination of an Authorized Person dated August 22, 2014, including Annex A, setting forth the terms of the USD 193,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2016 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273N373, (m) a Determination of an Authorized Person dated August 22, 2014, including Annex A, setting forth the terms of the USD 115,000.00 Trigger Phoenix Autocallable Optimization Securities due August 26, 2016 (Linked to the performance of the common stock of Genworth Financial, Inc.) CUSIP 90273N472, (n) a Determination of an Authorized Person dated August 22, 2014, including Annex A, setting forth the terms of the USD 119,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2016 (Linked to the performance of the shares of Market Vectors® Junior Gold Miners ETF) CUSIP 90273N316, (o) a Determination of an Authorized Person dated August 22, 2014, including Annex A, setting forth the terms of the USD 105,000.00 Trigger Phoenix Autocallable Optimization Securities due August 26, 2015 (Linked to the performance of the common stock of Medivation, Inc.) CUSIP 90273N423, (p) a Determination of an Authorized Person dated August 22, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 26, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90273N357, (q) a Determination of an Authorized Person dated August 22, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2016 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273N456, (r) a Determination of an Authorized Person dated August 22, 2014, including Annex A, setting forth the terms of the USD 1,925,000.00 Trigger Phoenix Autocallable Optimization Securities due August 26, 2016 (Linked to the performance of the common stock of Walgreen Co.) CUSIP 90273N274, (s) a Determination of an Authorized Person dated August 22, 2014, including Annex A, setting forth the terms of the USD 133,368.42 Trigger Yield Optimization Notes due August 24, 2015 (Linked to the performance of the common stock of Delta Air Lines, Inc.) CUSIP 90273N340, (t) a Determination of an Authorized Person dated August 22, 2014, including Annex A, setting forth the terms of the USD 174,891.20 Trigger Yield Optimization Notes due August 24, 2015 (Linked to the performance of the shares of Market Vectors® Junior Gold Miners ETF) CUSIP 90273N324 and (u) a Determination of an Authorized Person dated August 22, 2014, including Annex A, setting forth the terms of the USD 119,912.40 Trigger Yield Optimization Notes due February 24, 2016 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90273N464,

(each, a Determination and collectively, the Determinations and, together with the Opinion Backup Certificates and the Authorized Officer’s Certificates, the Officers’ Certificates);

(xv)	electronic excerpts of the “Global directory of UBS authorized signatories” as provided per e-mail from Jonathan Mandarakas dated December 10, 2014 regarding signature authority of Hina Mehta, Sarah Starkweather, Gordon S. Kiesling and Timothy Geller; and

(xvi)	an electronic excerpt from the Register of Commerce for the Company dated as of December 23, 2014 (the Excerpt).

No documents have been reviewed by us in connection with this opinion other than the Documents. Accordingly, we shall limit our opinion to the Documents and their legal implications under Swiss law.

In this opinion, Swiss legal concepts are expressed in English terms and not in their original language. These concepts may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. With respect to Documents governed by laws other than the laws of Switzerland, for purposes of this opinion we have relied on the plain meaning of the words and expressions contained therein without regard to any import they may have under the relevant governing law.

II.	Assumptions

For the purpose of this opinion, we have assumed the following:

(a)	all documents produced to us as originals are authentic and complete, and all documents produced to us as copies (including, without limitation, fax and electronic copies) conform to the original;

(b)	all documents produced to us as originals and the originals of all documents produced to us as copies were duly executed and certified, as applicable, in the manner and by the individuals purported to have executed or certified, as the case may be, such documents;

(c)	except as expressly opined upon herein, all information contained in the Documents is, and all material statements made to us in connection with the Documents are, true and accurate;

(d)	the Securities will be issued under the Indenture, and the issuance, offering and sale of the Securities will be conducted in the manner described in the Registration Statement, the Indenture and the Distribution Agreement;

(e)	the Securities will neither directly nor indirectly be offered or distributed in and from Switzerland or to Swiss investors having a domicile in Switzerland nor be listed on a Swiss exchange;

(f)	(i) the Securities will be executed substantially in the form as set out in the relevant Determination and will be consistent with the form of securities set out in the May 2014 Authorized Officer’s Certificate and the relevant Indenture, (ii) the Securities and any documents in connection with such Securities will be duly executed in accordance with the relevant Indenture, the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I of the 2014 Resolutions), the Officers’ Certificates, and the rank requirement and restriction of signing authority to respective Business Area and Jurisdiction set out in the Signing Authority Policy, and (iii) the terms and conditions set out in the Securities correspond and conform to the relevant Determination, Indenture and the May 2014 Authorized Officers’ Certificate;

(g)	the inclusion of any alternative or additional terms in any Securities that are not currently specified in the May 2014 Authorized Officer’s Certificate will not (i) require the Company, acting through the Issuing Branch, to obtain any regulatory consent, authorization or approval or make any regulatory filing in order for the Issuing Branch to issue, sell and deliver such Securities, (ii) require any further corporate approval or consent, or (iii) violate mandatory provisions of Swiss law;

(h)	the Excerpt is correct, complete and up-to-date, and the Articles are in full force and effect and have not been amended;

(i)	as of the date of the Determinations, the Internal Regulations, the Delegation, the Signing Authority Policy and the Digital Signature Approval were in full force and effect and had not been amended;

(j)	as of the date of the 2011 Resolution, the 2011 Articles, the 2010 Organizational Regulations, the 2010 Business Regulations and the 2010 Delegation were in full force and effect and had not been amended;

(k)	as of the date of the 2014 Resolution, the 2012 Articles, the 2013 Organizational Regulations, the 2014 Business Regulations and the Delegation were in full force and effect and had not been amended

(l)	the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I of the 2014 Resolutions) (i) have been duly resolved in meetings duly convened and otherwise in the manner set forth therein, and (ii) have not been rescinded or amended and are in full force and effect;

(m)	the Officers’ Certificates have not been rescinded or amended and are in full force and effect;

(n)	references to the “Officer’s Certificate” in the Determinations and the Opinion Backup Certificates are deemed to be references to the May 2014 Authorized Officer’s Certificate;

(o)	in the case of any Securities and documents in connection with such Securities that have been executed using signatures that were reproduced by machine, (i) each person whose signature was reproduced by machine consented to such reproduction and (ii) such Securities qualify as the structured notes produced for the Equity Investor System for the US structured products business, as described in the Memo;

(p)	all required corporate approvals have been obtained if the aggregate initial offering price of all the securities having been issued and sold from time to time pursuant to the Resolutions (including the Securities) exceeds USD 15,000,000,000 (or its equivalent in another currency, currencies or composite currency);

(q)	the Registration Statement, the Indenture and the Distribution Agreement have been duly authorized and are in full force and effect and none of the Registration Statement, the Indenture and the Distribution Agreement has been terminated, rescinded, amended or supplemented in any way; and

(r)	the choice of the law of the State of New York as the governing law of, and the submission by the parties thereto to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York provided for in, the Indenture is valid and legally binding under the law of the State of New York.

III.	Opinion

Based on the foregoing and subject to the qualifications set out below, we are of the opinion that:

1.	All necessary corporate action by the Company related to the issuance and sale of the Securities was duly authorized in conformity with the Articles, the Internal Regulations and the Delegation as a matter of Swiss law.

2.	The choice of the law of the State of New York as the governing law of the Indenture is a valid choice of law among the parties thereto under the laws of Switzerland, and in any action brought before a court of competent jurisdiction in Switzerland, the law of the State of New York would be recognized and applied by such court to all issues for which the proper or governing law of a contract is applicable under the conflict of laws rules of Switzerland; provided, however, that (i) such choice of law may not extend to non-contractual obligations, (ii) the content of the relevant law of the State of New York may need to be proven by the relevant party, and (iii) a Swiss court would apply Swiss procedural rules.

3.	The submission by the Company to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York contained in the Indenture is valid and legally binding on it under the laws of Switzerland.

IV.	Qualifications

The above opinions are subject to the following qualifications:

(a)	The lawyers of our firm are members of the Zurich bar and do not hold themselves to be experts in any laws other than the laws of Switzerland. Accordingly, we are opining herein as to Swiss law only and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction.

(b)	According to article 10 of the Swiss Private International Law Act of December 18, 1987, as amended (the Private International Law Act), and article 31 of the Convention on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters of October 30, 2007 (the Lugano Convention), Swiss courts may order preliminary measures (such as injunctions) even where they do not have jurisdiction over the substance of the matter.

(c)	Contractual submissions to a particular jurisdiction are subject to mandatory provisions on (i) the protection of consumers, insured persons and employees pursuant to the Lugano Convention, the Private International Law Act and such other international treaties by which Switzerland is bound, and (ii) enforcement proceedings that do not qualify as civil actions.

(d)	We do not express any opinion as to the validity or enforceability of the Securities, the Indenture or any other agreement or as to the accuracy or completeness of the information set out in the Registration Statement including, without limitation, the representations and warranties contained therein.

(e)	Further, we express no opinion as to banking or insurance regulatory matters or as to any commercial, accounting, calculating, auditing or other non-legal matter. Also, we express no opinion as to tax matters.

*    *    *

We have issued this opinion as of the date hereof and we assume no obligation to advise you of any changes in fact or in law that are made or brought to our attention hereafter.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

This opinion may be relied upon by you in connection with the issuance of the Securities. Without our prior written consent, this opinion may not be (i) used or relied upon by any other person, (ii) used or relied upon by you except in relation to the issuance of the Securities, or (iii) transmitted or disclosed to any other person except as provided in the immediately preceding paragraph.

This opinion is governed by and shall be construed in accordance with the laws of Switzerland. We confirm our understanding that all disputes arising out of or in connection with this opinion shall be subject to the exclusive jurisdiction of the courts of the Canton of Zurich, Switzerland, venue being Zurich 1.

Sincerely yours,

Homburger AG

Annex 1 to the Legal Opinion dated January 7, 2015

a)	Securities with issue date August 18, 2014

1.	USD 2,137,000 Bearish Contingent Participation Autocallable Optimization Securities due August 24, 2015 (Linked to the inverse performance of Corn Futures Contracts) CUSIP 90273L179, issued through UBS AG, London Branch

2.	USD 100,000.00 Airbag Yield Optimization Notes due February 19, 2016 (Linked to the performance of the common stock of Coach, Inc.) CUSIP 90273J414, issued through UBS AG, London Branch

3.	USD 100,000.00 Airbag Yield Optimization Notes due February 19, 2015 (Linked to the performance of the American depositary shares of Petróleo Brasileiro S.A.) CUSIP 90273J406, issued through UBS AG, London Branch

4.	USD 280,000.00 Contingent Absolute Return Autocallable Optimization Securities due February 23, 2016 (Linked to the performance of the common stock of Cobalt International Energy, Inc.) CUSIP 90273J430, issued through UBS AG, London Branch

5.	USD 300,000.00 Trigger Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the American depositary shares of Petróleo Brasileiro S.A.) CUSIP 90273J323, issued through UBS AG, London Branch

6.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the common stock of Cobalt International Energy, Inc.) CUSIP 90273J281, issued through UBS AG, London Branch

7.	USD 600,000.00 Trigger Phoenix Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the common stock of Delta Air Lines, Inc.) CUSIP 90273J422, issued through UBS AG, London Branch

8.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the common stock of Expedia Inc.) CUSIP 90273J273, issued through UBS AG, London Branch

9.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90273J299, issued through UBS AG, London Branch

10.	USD 136,000.00 Trigger Phoenix Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273J257, issued through UBS AG, London Branch

11.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the common stock of Fortinet, Inc.) CUSIP 90273J307, issued through UBS AG, London Branch

12.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the common stock of LinkedIn Corporation) CUSIP 90273J315, issued through UBS AG, London Branch

13.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the common stock of Medivation, Inc.) CUSIP 90273J380, issued through UBS AG, London Branch

14.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90273J331, issued through UBS AG, London Branch

15.	USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due February 23, 2016 (Linked to the performance of the common stock of salesforce.com, inc.) CUSIP 90273J265, issued through UBS AG, London Branch

16.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the common stock of Seattle Genetics, Inc.) CUSIP 90273J349, issued through UBS AG, London Branch

17.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the common stock of ServiceNow, Inc.) CUSIP 90273J356, issued through UBS AG, London Branch

18.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273J364, issued through UBS AG, London Branch

19.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273J398, issued through UBS AG, London Branch

20.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the common stock of Vertex Pharmaceuticals Incorporated) CUSIP 90273J372, issued through UBS AG, London Branch

21.	USD 169,962.43 Trigger Yield Optimization Notes due August 18, 2015 (Linked to the performance of the common stock of BlackBerry Limited) CUSIP 90273J448, issued through UBS AG, London Branch

b)	Securities with issue date August 19, 2014

22.	USD 298,000.00 Trigger Phoenix Autocallable Optimization Securities due August 21, 2015 (Linked to the performance of the common stock of Cree, Inc.) CUSIP 90273J497, issued through UBS AG, London Branch

23.	USD 217,000.00 Trigger Phoenix Autocallable Optimization Securities due August 21, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90273J588, issued through UBS AG, London Branch

24.	USD 215,000.00 Trigger Phoenix Autocallable Optimization Securities due February 23, 2016 (Linked to the performance of the shares of Market Vectors® Junior Gold Miners ETF) CUSIP 90273J547, issued through UBS AG, London Branch

25.	USD 101,000.00 Trigger Phoenix Autocallable Optimization Securities due August 21, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90273J521, issued through UBS AG, London Branch

26.	USD 300,000.00 Trigger Phoenix Autocallable Optimization Securities due August 21, 2015 (Linked to the performance of the American depositary shares of Petróleo Brasileiro S.A.) CUSIP 90273J463, issued through UBS AG, London Branch

27.	USD 280,000.00 Trigger Phoenix Autocallable Optimization Securities due August 21, 2015 (Linked to the performance of the common stock of Rackspace Hosting, Inc.) CUSIP 90273J505, issued through UBS AG, London Branch

28.	USD 123,500.00 Trigger Phoenix Autocallable Optimization Securities due August 22, 2016 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273J471, issued through UBS AG, London Branch

29.	USD 105,500.00 Trigger Phoenix Autocallable Optimization Securities due August 22, 2016 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273J513, issued through UBS AG, London Branch

30.	USD 188,000.00 Trigger Phoenix Autocallable Optimization Securities due February 23, 2016 (Linked to the performance of the common stock of United Rentals, Inc.) CUSIP 90273J539, issued through UBS AG, London Branch

31.	USD 189,000.00 Trigger Phoenix Autocallable Optimization Securities due February 23, 2016 (Linked to the performance of the common stock of Vertex Pharmaceuticals Incorporated) CUSIP 90273J554, issued through UBS AG, London Branch

32.	USD 270,000.00 Trigger Phoenix Autocallable Optimization Securities due August 22, 2016 (Linked to the performance of the common stock of Walgreen Co.) CUSIP 90273J455, issued through UBS AG, London Branch

33.	USD 109,972.00 Trigger Yield Optimization Notes due August 19, 2015 (Linked to the performance of the common stock of BlackBerry Limited) CUSIP 90273J562, issued through UBS AG, London Branch

34.	USD 224,959.76 Trigger Yield Optimization Notes due August 19, 2015 (Linked to the performance of the common stock of Cliffs Natural Resources Inc.) CUSIP 90273J570, issued through UBS AG, London Branch

35.	USD 484,694.28 Trigger Yield Optimization Notes due August 19, 2015 (Linked to the performance of the common stock of Cree, Inc.) CUSIP 90273J489, issued through UBS AG, London Branch

36.	USD 99,978.19 Trigger Yield Optimization Notes due August 19, 2015 (Linked to the performance of the shares of Market Vectors® Junior Gold Miners ETF) CUSIP 90273J596, issued through UBS AG, London Branch

c)	Securities with issue date August 20, 2014

37.	USD 100,000.00 Contingent Absolute Return Autocallable Optimization Securities due August 24, 2015 (Linked to the performance of the shares of Market Vectors® Junior Gold Miners ETF) CUSIP 90273N233, issued through UBS AG, London Branch

38.	USD 136,000.00 Contingent Absolute Return Autocallable Optimization Securities due August 24, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273N241, issued through UBS AG, London Branch

39.	USD 207,500.00 Trigger Phoenix Autocallable Optimization Securities due August 22, 2016 (Linked to the performance of the common stock of Cummins Inc.) CUSIP 90273N217, issued through UBS AG, London Branch

40.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due August 24, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90273N126, issued through UBS AG, London Branch

41.	USD 260,960.00 Trigger Phoenix Autocallable Optimization Securities due August 24, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90273N209, issued through UBS AG, London Branch

42.	USD 177,300.00 Trigger Phoenix Autocallable Optimization Securities due August 24, 2015 (Linked to the performance of the common stock of First Solar, Inc.) CUSIP 90273N167, issued through UBS AG, London Branch

43.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due February 23, 2016 (Linked to the performance of the common stock of Genworth Financial, Inc.) CUSIP 90273N175, issued through UBS AG, London Branch

44.	USD 195,900.00 Trigger Phoenix Autocallable Optimization Securities due August 24, 2015 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90273N183, issued through UBS AG, London Branch

45.	USD 224,920.00 Trigger Phoenix Autocallable Optimization Securities due August 24, 2015 (Linked to the performance of the common stock of Medivation, Inc.) CUSIP 90273N142, issued through UBS AG, London Branch

46.	USD 128,000.00 Trigger Phoenix Autocallable Optimization Securities due August 24, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90273N191, issued through UBS AG, London Branch

47.	USD 299,140.00 Trigger Phoenix Autocallable Optimization Securities due August 24, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273N159, issued through UBS AG, London Branch

48.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due August 24, 2015 (Linked to the performance of the common stock of United Rentals, Inc.) CUSIP 90273N100, issued through UBS AG, London Branch

49.	USD 180,000.00 Trigger Phoenix Autocallable Optimization Securities due February 23, 2016 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273N134, issued through UBS AG, London Branch

50.	USD 269,896.55 Trigger Yield Optimization Notes due August 20, 2015 (Linked to the performance of the shares of Market Vectors® Junior Gold Miners ETF) CUSIP 90273N225, issued through UBS AG, London Branch

51.	USD 275,952.30 Call Warrants due August 18, 2017 (Linked to the S&P 500® Index) CUSIP 90273L187, issued through UBS AG, London Branch

52.	USD 34,982.10 Call Warrants due August 18, 2017 (Linked to the S&P 500® Index) CUSIP 90273L195, issued through UBS AG, London Branch

53.	USD 954,000 Contingent Absolute Return Autocallable Optimization Securities due August 24, 2015 (Linked to the common stock of E*TRADE Financial Corporation) CUSIP 90273L245, issued through UBS AG, London Branch

54.	USD 4,162,500 Contingent Absolute Return Autocallable Optimization Securities due August 24, 2015 (Linked to the common stock of Expedia, Inc.) CUSIP 90273L237, issued through UBS AG, London Branch

55.	USD 1,279,000 Contingent Absolute Return Autocallable Optimization Securities due August 24, 2015 (Linked to the American depositary shares of Petróleo Brasileiro S.A.) CUSIP 90273L252, issued through UBS AG, London Branch

56.	USD 7,493,280 Contingent Absolute Return Autocallable Optimization Securities due August 24, 2015 (Linked to the common stock of United Continental Holdings, Inc.) CUSIP 90273L229, issued through UBS AG, London Branch

57.	USD 5,268,000 Contingent Income Auto-Callable Securities due August 20, 2019 (Linked to the worst performing index between the EURO STOXX 50® Index, the S&P 500® Index and the TOPIX Index®) CUSIP 90273L138, issued through UBS AG, London Branch

58.	USD 7,914,010 Contingent Income Auto-Callable Securities due August 20, 2019 (Linked to the worst performing index between the EURO STOXX® Banks Index, the MSCI® Emerging Markets IndexSM and the Russell 2000® Index) CUSIP 90273L161, issued through UBS AG, London Branch

59.	USD 8,640,860 Trigger Phoenix Autocallable Optimization Securities due August 21, 2019 (Linked to the common stock of Apple Inc.) CUSIP 90273L211, issued through UBS AG, London Branch

60.	USD 6,795,400 Trigger Phoenix Autocallable Optimization Securities due August 21, 2019 (Linked to the common stock of Yahoo! Inc.) CUSIP 90273L203, issued through UBS AG, London Branch

d)	Securities with issue date August 21, 2014

61.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due August 25, 2015 (Linked to the performance of the common stock of Nuance Communications, Inc.) CUSIP 90273N258, issued through UBS AG, London Branch

62.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 25, 2015 (Linked to the performance of the common stock of Seattle Genetics, Inc.) CUSIP 90273N266, issued through UBS AG, London Branch

e)	Securities with issue date August 22, 2014

63.	USD 335,000.00 Airbag Yield Optimization Notes due August 24, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273N282, issued through UBS AG, London Branch

64.	USD 230,000.00 Airbag Yield Optimization Notes due August 24, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273N308, issued through UBS AG, London Branch

65.	USD 125,000.00 Airbag Yield Optimization Notes due August 24, 2015 (Linked to the performance of the common stock of Medivation, Inc.) CUSIP 90273N449, issued through UBS AG, London Branch

66.	USD 130,000.00 Trigger Autocallable Optimization Securities due August 26, 2016 (Linked to the performance of the common stock of Apple Inc.) CUSIP 90273N290, issued through UBS AG, London Branch

67.	USD 130,000.00 Trigger Autocallable Optimization Securities due August 26, 2016 (Linked to the performance of the shares of Market Vectors® Gold Miners ETF) CUSIP 90273N365, issued through UBS AG, London Branch

68.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2016 (Linked to the performance of the common stock of Apple Inc.) CUSIP 90273N381, issued through UBS AG, London Branch

69.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2016 (Linked to the performance of the common stock of Applied Materials, Inc.) CUSIP 90273N399, issued through UBS AG, London Branch

70.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2016 (Linked to the performance of the common stock of Autodesk, Inc.) CUSIP 90273N407, issued through UBS AG, London Branch

71.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2016 (Linked to the performance of the common stock of Celgene Corporation) CUSIP 90273N415, issued through UBS AG, London Branch

72.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2016 (Linked to the performance of the common stock of F5 Networks, Inc.) CUSIP 90273N431, issued through UBS AG, London Branch

73.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 26, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90273N332, issued through UBS AG, London Branch

74.	USD 193,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2016 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273N373, issued through UBS AG, London Branch

75.	USD 115,000.00 Trigger Phoenix Autocallable Optimization Securities due August 26, 2016 (Linked to the performance of the common stock of Genworth Financial, Inc.) CUSIP 90273N472, issued through UBS AG, London Branch

76.	USD 119,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2016 (Linked to the performance of the shares of Market Vectors® Junior Gold Miners ETF) CUSIP 90273N316, issued through UBS AG, London Branch

77.	USD 105,000.00 Trigger Phoenix Autocallable Optimization Securities due August 26, 2015 (Linked to the performance of the common stock of Medivation, Inc.) CUSIP 90273N423, issued through UBS AG, London Branch

78.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 26, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90273N357, issued through UBS AG, London Branch

79.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2016 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273N456, issued through UBS AG, London Branch

80.	USD 1,925,000.00 Trigger Phoenix Autocallable Optimization Securities due August 26, 2016 (Linked to the performance of the common stock of Walgreen Co.) CUSIP 90273N274, issued through UBS AG, London Branch

81.	USD 133,368.42 Trigger Yield Optimization Notes due August 24, 2015 (Linked to the performance of the common stock of Delta Air Lines, Inc.) CUSIP 90273N340, issued through UBS AG, London Branch

82.	USD 174,891.20 Trigger Yield Optimization Notes due August 24, 2015 (Linked to the performance of the shares of Market Vectors® Junior Gold Miners ETF) CUSIP 90273N324, issued through UBS AG, London Branch

83.	USD 119,912.40 Trigger Yield Optimization Notes due February 24, 2016 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90273N464, issued through UBS AG, London Branch

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
	Name:	Kiye Sakai
	Title:	Managing Director

By:	/s/ Sarah Starkweather
	Name:	Sarah Starkweather
	Title:	Executive Director

Date: 7 January 2015